December 17, 2008

Erin Martin
Tom Kluck
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:   Corporate Security Consultants, Inc.
         Registration Statement on Form S-1
         Filed November 21, 2008
         File No. 333-155553

Dear Sir or Madam;

Please find below our responses to your comment letter of December 16, 2008.

General

1.
We note your disclosure that the offering price is $0.02 per share.  Please specifically state in your registration statement that the selling shareholders will sell their shares at a fixed price of $0.02 per share for the duration of the offering.

Registration has been amended to disclose that the selling shareholders will sell their shares at a fixed price of $0.02 per share for the duration of the offering.

2.
We note your disclosure on page 18 that the selling shareholders will be deemed underwriters.  You state elsewhere in the prospectus, however, that this offering is being conducted without the involvement of underwriters.  Please revise your disclosure throughout to identify the selling shareholders as underwriters.

Revised throughout the document.

Part II-Information Not required in Prospectus, page II-1

Recent Sales of Unregistered Securities, page II-1

3.
We note your disclosure that you recently issued securities in reliance of Section 4(2) of the Securities Act of 1933.  Please briefly state the facts relied upon to make the exemption available.  Please see item 701(d) of Regulation S-K.

The Company believes that the exemption from registration for these sales under Section 4(2) was available because:

Lawrence L. Schreiber is an executive officer of Corporate Security Consultants, Inc.and thus had access to all material information about the Company before investing;

Derek Carbajal, David Martha, Robert M. Sandovel, Jr. and Nathan Montgomery were in possession of all material information about the Company before investing.

There was no general advertising or solicitation; and

The shares bear a restrictive transfer legend.

Very Truly Yours,

/s/ Lawrence E. Schreiber

Lawrence E. Schreiber, President
Corporate Security Consultants, Inc.